SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)

                              CHASE INDUSTRIES INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   161568-10-0
                                 (CUSIP Number)

                              THOMAS F. MCWILLIAMS
                      VICE PRESIDENT AND MANAGING DIRECTOR
                          COURT SQUARE CAPITAL LIMITED
                                 399 PARK AVENUE
                            NEW YORK, NEW YORK 10043
                                 (212) 559-1127

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a Copy to:

                                CRAIG L. GODSHALL
                                     DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000

                                   May 7, 2002
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

                  Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 161568-10-0                                          Page 2 of 6 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COURT SQUARE CAPITAL LIMITED


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [__]
                                                                       (b) [__]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [__]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
         NUMBER OF                  7       SOLE VOTING POWER
               SHARES
          BENEFICIALLY                      0
                EACH
           REPORTING                8       SHARED VOTING POWER
              PERSON
                 WITH                       7,289,945
                                    9       SOLE DISPOSITIVE POWER
                                            0

                                    10      SHARED DISPOSITIVE POWER
                                            7,289,945

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,289,945

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [--]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         47.6%

14       TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 161568-10-0                                          Page 3 of 6 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CITICORP BANKING CORPORATION

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [__]
                                                                       (b) [__]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [__]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
         NUMBER OF                  7       SOLE VOTING POWER
               SHARES
          BENEFICIALLY                      0
                EACH
           REPORTING                8       SHARED VOTING POWER
              PERSON
                 WITH                       7,289,945
                                    9       SOLE DISPOSITIVE POWER
                                            0

                                    10      SHARED DISPOSITIVE POWER
                                            7,289,945

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,289,945

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [--]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         47.6%

14       TYPE OF REPORTING PERSON*
         HC

                                  SCHEDULE 13D

CUSIP NO. 161568-10-0                                          Page 4 of 6 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CITICORP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [__]
                                                                       (b) [__]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [__]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
         NUMBER OF                  7       SOLE VOTING POWER
               SHARES
          BENEFICIALLY                      0
                EACH
           REPORTING                8       SHARED VOTING POWER
              PERSON
                 WITH                       7,289,945
                                    9       SOLE DISPOSITIVE POWER
                                            0

                                    10      SHARED DISPOSITIVE POWER
                                            7,289,945

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,289,945

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [--]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         47.6%

14       TYPE OF REPORTING PERSON*
         HC

                                  SCHEDULE 13D

CUSIP NO. 161568-10-0                                         Page 5 of 6 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CITIGROUP HOLDINGS COMPANY

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [__]
                                                                       (b) [__]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [__]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
         NUMBER OF                  7       SOLE VOTING POWER
               SHARES
          BENEFICIALLY                      0
                EACH
           REPORTING                8       SHARED VOTING POWER
              PERSON
                 WITH                       7,289,945
                                    9       SOLE DISPOSITIVE POWER
                                            0

                                    10      SHARED DISPOSITIVE POWER
                                            7,289,945

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,289,945

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [--]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         47.6%

14       TYPE OF REPORTING PERSON*
         HC

CUSIP NO. 161568-10-0                                          Page 6 of 6 Pages


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CITIGROUP INC.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [__]
                                                                       (b) [__]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [__]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
         NUMBER OF                  7       SOLE VOTING POWER
               SHARES
          BENEFICIALLY                      0
                EACH
           REPORTING                8       SHARED VOTING POWER
              PERSON
                 WITH                       7,295,675

                                    9       SOLE DISPOSITIVE POWER
                                            0

                                    10      SHARED DISPOSITIVE POWER
                                            7,295,675

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,295,675

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [--]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         47.7%

14       TYPE OF REPORTING PERSON*
         HC


         This Amendment No. 2 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on December 29, 2000 by Chase Acquisition Corporation ("Chase"), Court Square Capital Limited ("Court Square"), Citicorp Banking Corporation ("Citicorp Banking"), Citicorp ("Citicorp"), Citigroup Holdings Company ("Citigroup Holdings"), and Citigroup Inc. ("Citigroup"), as amended by the Statement on Schedule TO, filed January 2, 2001, Amendment No. 1 to Schedule TO, filed January 19, 2001, Amendment No. 2 to Schedule TO, filed January 22, 2001, Amendment No. 3 to Schedule TO, filed January 29, 2001, Amendment No. 4 to Schedule TO, filed January 30, 2001, Amendment No. 5 to Schedule TO, filed February 1, 2001 and Amendment No. 1 to the Statement on
Schedule 13D, filed September 20, 2001. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of the common stock, par value $0.01 per share ("Common Stock"), of Chase Industries Inc., a Delaware corporation (the "Company"), with its principal executive offices at 14212 County Road, M-50, Montpelier, Ohio 43543.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square, by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Banking, by virtue of its ownership of all of the outstanding common stock of Court Square, (iii) Citicorp, by virtue of its ownership of all of the outstanding common stock of Citicorp Banking, (iv) Citigroup Holdings, by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

         Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup, which is ultimately in control of Court Square. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

(b) The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 19720. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, the business address of each executive officer and director of Court Square named in Schedule A to this Statement on
Schedule 13D is c/o Court Square Capital Limited, 399 Park Avenue, New York, New York 10043. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, the business address of each executive officer and director of Citigroup named in Schedule A to this Statement on Schedule 13D is c/o Citigroup Inc., 399 Park Avenue, New York, New York 10043.

(c) Court Square's principal business is investing in leveraged buy-outs. Citicorp Banking is a holding company, principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Statement on Schedule 13D is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  (a)-(b) Pursuant to the Agreement and Plan of Merger, dated as of May 7, 2002 (the "Merger Agreement"), by and among Olin Corporation, a Virginia corporation ("Olin"), Plumber Acquisition Corp., a Delaware corporation ("Plumber") and the Company, Plumber will merge into the Company, which will become a wholly owned subsidiary of Olin (the "Merger"). Stockholders of the Company, including Court Square, will receive a fixed exchange ratio of .64 shares of Olin common stock for each outstanding share of Common Stock in a tax-free share exchange. The transaction is conditioned upon the approval of the stockholders of both the Company and Olin, regulatory clearance and other customary closing conditions.

                  Pursuant to the Voting Agreement, dated as of May 7, 2002 (the "Voting Agreement"), by and between Olin and Court Square, and subject to the terms and conditions therein, Court Square has agreed to vote all of its shares of Common Stock in favor of the merger. The Voting Agreement, as described below, is intended to support Olin's and the Company's efforts to obtain the approval of the stockholders of the Company for the Merger.

                  (c) Not applicable.

                  (d) If the Merger is consummated, the directors of Plumber will become the directors of the Company. By operation of the Merger, the two directors of the Company nominated by Court Square will no longer be directors of the Company.

                  (e) The Merger Agreement prohibits the Company from declaring, setting aside for payment or paying of any dividend, or making any other distribution in respect of any shares of its capital stock or otherwise making any payments to its stockholders in their capacity as such.

                  (f) Upon consummation of the Merger, Plumber will be merged with and into the Company, and the Company will become a wholly owned subsidiary of Olin.

                  (g) The Merger Agreement limits the ability of the Company to solicit, initiate or encourage, or to negotiate with any person regarding, any Company Takeover Proposal. A "Company Takeover Proposal" is (i) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of assets or businesses that constitute 15% or more of the revenues, net income, EBITDA or assets of the Company and its subsidiaries taken as a whole or 15% or more of any class of capital stock of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of capital stock of the Company or any of its subsidiaries, or (iii) any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving the Company or any of its subsidiaries pursuant to which any person or the shareholders of any person would beneficially own 15% or more of capital stock of the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement or the Voting Agreement.

                  During the term of the Voting Agreement, Court Square has agreed, except as otherwise contemplated by the Voting Agreement, not to sell, transfer, pledge, assign, tender or otherwise dispose of any shares of Common Stock, or enter into any proxy or voting agreement with respect to such shares. Any additional shares of the Common Stock acquired by Court Square during the term of the Merger Agreement will be subject to the terms of the Voting Agreement. In addition, the Voting Agreement limits the ability of Court Square to negotiate with any person regarding a Company Takeover Proposal.

                  Upon consummation of the Merger, the Restated Certificate of Incorporation of the Company shall be amended and the by-laws of the Company, as in effect immediately prior to the Merger, shall become the by-laws of the surviving corporation, both until thereafter amended as provided by law, the Restated Certificate of Incorporation of the Company and the by-laws of the Company.

                  (h) Upon consummation of the Merger, the Common Stock will cease to be quoted on any quotation system or exchange.

                  (i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

                  (j) Other than as described above, Court Square currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Amendment No. 2, Court Square directly beneficially owns 7,289,945 shares of Common Stock. The aggregate number of shares held by Court Square represents 47.6% of the outstanding shares of Common Stock. Certain subsidiaries of Citigroup directly and indirectly beneficially own 5,730 shares of Common Stock, which represents less than 1% of all shares of Common Stock outstanding. Percentages are based on the number of shares of Common Stock and issued and outstanding as of April 30, 2002, as stated in the Merger Agreement.

(b) Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 7,289,945 shares of Common Stock directly beneficially owned by Court Square by virtue of Citicorp Banking's 100% ownership interest in Court Square, Citicorp's 100% ownership interest in Citicorp Banking, Citigroup Holdings' 100% interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings.

         To the best knowledge of Court Square, after making reasonable inquiry, all such directors and executive officers, and all directors of the Company who are representatives of Court Square currently intend to vote in favor of the Merger. Except as indicated below, the executive officers and directors of Citigroup and Court Square do not own any shares of Common Stock of the Company.

                            Amount and Nature of Percent      Percent of Total
   Beneficial Owner           of Beneficial Ownership         Common Stock (1)
----------------------      -----------------------      ----------------------

David F. Thomas...........       43,067                            *
Thomas F. McWilliams......       21,153 (2)                        *
Charles E. Corpening......       19,852 (3)                        *

* Less than 1% of the shares of Common Stock of the Company.

(1) Percentages are based on the number of shares of Common Stock issued and outstanding as of May 8, 2002 as reported in the Company's Form 10-Q for the quarterly period ended March 31, 2002.

(2) Includes 13,653 shares of Common Stock subject to stock options granted under the Company's 1997 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") and 7,500 shares subject to stock options granted under the 1994 Long Term Incentive Plan (the "1994 Incentive Plan"), all of which currently are exercisable.

(3) Consists solely of 12,352 shares of Common Stock subject to stock options granted under the Director Stock Option Plan and 7,500 shares of Common Stock subject to stock options granted under the 1994 Incentive Plan, all of which are currently exercisable.

(c) Except for the transactions contemplated by the Voting Agreement and except as indicated below, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Statement on Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).

                                                         Number of     Price Per
 Transaction                          Date                 Shares        Share
------------------------           --------------       ---------       -------

Sale by Thomas F. McWilliams (1) Between March 20 and    115,800         $11.15
                                 March 28, 2002

Sale by Thomas F. McWilliams (1) Between April 1 and      68,400         $11.08
                                 April 9, 2002

Sale by Thomas F. McWilliams (1) May 10, 2002             38,845         $11.57

(1) Consists of sales of shares of Common Stock held by a family partnership in which shares Mr. McWilliams has an indirect pecuniary interest and may be deemed to have a beneficial ownership interest under Rule 13d-3 of the Securities Act of 1933.

(d) No person other than Court Square has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Court Square.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  During the term of the Voting Agreement, Court Square has agreed to vote the Common Stock beneficially owned by it (i) in favor of the Merger and the adoption of the Merger Agreement (ii) against any Company Takeover Proposal; and (iii) against any amendment of the Company's articles of incorporation and by-laws or any other action or agreement that could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement and the Voting Agreement, or change in any manner the voting rights of any class of the capital stock of the Company.

                  During the term of the Voting Agreement, Court Square has agreed, except as otherwise contemplated by the Voting Agreement, not to sell, transfer, pledge, assign, tender or otherwise dispose of any shares of Common Stock, or enter into any proxy or voting agreement with respect to such shares. Any additional shares of the Common Stock acquired by Court Square during the term of the Merger Agreement will be subject to the terms of the Voting Agreement. In addition, the Voting Agreement limits the ability of Court Square to negotiate with any person regarding a Company Takeover Proposal.

                  Other than as described above and in the original Schedule 13D and amendments thereto to which this Amendment relates, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, included but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  (1) Agreement and Plan of Merger, dated as of May 7, 2002, among Olin Corporation, Plumber Acquisition Corp. and Chase Industries Inc.

                  (2) Voting Agreement, dated as of May 7, 2002, among Olin Corporation and Court Square Capital Limited.

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this amendment is being filed on behalf of each of the reporting persons herein.

Dated:   May 22, 2002

                                                    COURT SQUARE CAPITAL LIMITED



                                   By: /s/ Thomas F. McWilliams
                                   ---------------------------------------------
                                   Name:  Thomas F. McWilliams
                                   Title:  Vice President and Managing Director


                                                    CITICORP BANKING CORPORATION



                                   By: /s/ William Wolf
                                   ---------------------------------------------
                                   Name:  William Wolf
                                   Title:  Senior Vice President


                                                     CITICORP



                                   By: /s/ Joseph B. Wollard
                                   ---------------------------------------------
                                   Name:  Joseph B. Wollard
                                   Title:  Assistant Secretary


                                                     CITIGROUP HOLDINGS COMPANY



                                   By: /s/ Joseph B. Wollard
                                   ---------------------------------------------
                                   Name:  Joseph B. Wollard
                                   Title:  Assistant Secretary


                                                     CITIGROUP INC.



                                    By: /s/ Joseph B. Wollard
                                    --------------------------------------------
                                    Name:  Joseph B. Wollard
                                    Title:  Assistant Secretary

                                                                     SCHEDULE A
                          COURT SQUARE CAPITAL LIMITED

Directors

William T. Comfort
Anne Goodbody
David F. Thomas


Officers                                                     Title

William T. Comfort                                      Senior Executive Officer
Byron L. Knief                                          Senior Vice President
Michael A. Delaney                                      Vice President*
Thomas F. McWilliams                                    Vice President*
Paul C. Schorr                                          Vice President*
David F. Thomas                                         Vice President*

* Denotes the functional title of Managing Director.



                                 CITIGROUP INC.

Directors

C. Michael Armstrong
Alain J.P. Belda (Brazil)
George David
Kenneth T. Derr
John M. Deutch
Gerald R. Ford (Honorary Director)
Alfredo Harp
Roberto Hernandez
Ann Dibble Jordan
Reuben Mark
Michael T. Masin
Dudley C. Mecum
Richard D. Parsons
Andrall E. Pearson
Robert E. Rubin
Franklin A. Thomas
Sanford I. Weill (Chairman)
Arthur Zankel

Officers                                                     Title

Winifred F.W. Bischoff                                       Executive Officer
Michael A. Carpenter                                         Executive Officer
Thomas W. Jones                                              Executive Officer
Deryck C. Maughan                                            Executive Officer
Victor J. Menezes                                            Executive Officer
Charles O. Prince, III                                       Executive Officer
William R. Rhodes                                            Executive Officer
Robert E. Rubin                                              Executive Officer
Todd S. Thomson                                              Executive Officer
Sanford I. Weill                                             Executive Officer
Robert B. Willumstad                                         Executive Officer



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                                  EXHIBIT INDEX

Number   Description

(1)               Agreement and Plan of Merger,  dated as of May 7, 2002,  among
                  Olin   Corporation,   Plumber   Acquisition  Corp.  and  Chase
                  Industries Inc.

(2) Voting Agreement, dated as of May 7, 2002, among Olin Corporation and Court Square Capital Limited.